INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

December 20, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)
Registration Statement on Form N-1A (File Nos. 333-191476 and 811-22894) on behalf of the ACR International Quality Return (IQR) Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 21, 2016, on the Registrant’s registration statement filed on Form N-1A with respect to the ACR International Quality Return Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in the Registrant’s Post-Effective Amendment No. 103 to the Fund’s Form N-1A registration statement (the “Amendment”) that is filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Investment Objective

1.
Under the Investment Objectives on page 1, the Fund’s investment objective appears to have three objectives: “The investment objective of the ACR International Quality Return (IQR) Fund (the “Fund”) is to protect capital from permanent impairment while providing an absolute return above the Fund’s costs of capital and relative return above the Fund’s benchmark over a full market cycle.”  It is not clear how all three objectives will work together as they can conflict with each other.  In addition, consider using more straightforward and widely known terms for the objective.

Response:  The Fund’s Advisor believes that the various components of the Fund’s objective work together appropriately. The Advisor’s investment process is intended to identify and select securities that will achieve each of the three components.  In particular, the Advisor seeks to develop a portfolio of securities of companies that will protect the Fund’s capital from real “permanent impairment” (as explained below), that will generate a return over the long-term in excess of the Fund’s “cost of capital” (i.e., the return on other available investments with equal investment risks, as explained in response #2 below), and that will also generate a return greater than the return of the Fund’s benchmark.  While it is possible the Fund may not achieve all three components of the objective at any one time, the Advisor believes the components do not conflict with one another and that they can all be achieved over the long run (i.e.,  a full market cycle).

Although “capital preservation” is a widely used and understood term, the Fund’s Advisor believes it is an insufficient term. For example, “capital preservation” most commonly means that if a fund receives $100 from an investor and returns $100 back to that investor in five years, the fund’s advisor has “preserved” capital.  The Advisor believes this 0% return over a five-year period has in fact “impaired” the investor’s capital.  Thus the Fund’s Advisor uses the term “permanent capital impairment” to accurately describe the first component of its objective, which is more favorable to the Fund’s investors than the more widely used “capital preservation” phrase.

The Advisor is not aware of any more widely known phrase that reflects the term “cost of capital” (as discussed in response #2 below), and further believes that the term “return above a benchmark” is generally understood.  To assist investor understanding, the definitions of “permanent impairment,” “cost of capital,” and “full market cycle” currently included in the “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks” section are now also included in the “Principal Investment Strategies” section.

2.
Explain in your response letter what it means to provide an absolute return above the cost of capital.  Further explain how the Fund can provide an absolute return (which generally means it is not relative to anything) and a relative return.

Response:  As defined in the prospectus, an investor’s “cost of capital” with respect to an investment is the rate of return that the investor believes, at the time of the investment, could be earned by putting the same amount of money into a different investment with equal risk.  The investor’s cost of capital with respect to an investment is based on factors such as business position, competitive dynamics, end market cyclicality, balance sheet strength, capitalization, debt maturity, and management team.  An investor’s cost of capital with respect to an investment in a stable, well capitalized and well-managed company would be lower than the investor’s cost of capital with respect to its investment in a more cyclical business that faces shorter term headwinds and that may not experience longer term sustainability.  The Fund’s cost of capital at any time is the weighted average of the cost of capital reflected by the securities that comprise the Fund’s portfolio, as calculated by the Advisor.

As one component of its objective, the Fund seeks a return on investment above its cost of capital over a full market cycle.  To eliminate confusion, the terms “absolute” and “relative” have been deleted and the Investment Objective now reads as follows:

“The investment objective of the ACR International Quality Return (IQR) Fund (the “Fund”) is to protect capital from permanent impairment while providing a return above both the Fund’s cost of capital and the Fund’s benchmark over a full market cycle.”

Fees and Expenses Table

3.
Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2017.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date.  The Registrant will file the contractual fee waiver letter as an exhibit to the Registration Statement.

Principal Investment Strategies

4.	The first sentence in the first paragraph restates the Fund’s investment objective and is not necessary. Please consider removing this sentence.

Response:  The Registrant has removed the sentence as requested.

5.
The second sentence in the second paragraph states “Through the due diligence process, the Fund attempts to invest in a group of companies that are of high business quality, have strong financials and are available for purchase at a discount to the Advisor’s estimate of their fundamental value.” Please disclose what “high business quality” means.  Further, please describe in the strategy how the strategy reflects quality return as reflected in the Fund’s name.

Response:  The Fund’s Advisor analyzes a company’s business quality in two primary ways: operating quality and financial quality.  The Advisor considers a company with high operating quality to have an understandable business model, a solid competitive position, long term staying power, sufficient returns on capital, a management team that allocates capital appropriately, and competitive dynamics that can be reasonably forecasted and will not be significantly impacted by technological developments or foreign competition.  The Advisor considers a company with high financial quality to have understandable financial statements, appropriate accounting judgment, a conservative balance sheet, an appropriate capital structure for the cyclicality and profit profile of the business, a sustainable debt maturity schedule, and understandable cash flow dynamics.

In seeking to generate “quality returns,” the Fund will attempt to limit its investments to those with reasonable and sustainable returns over full market cycles -- i.e., returns from companies that the Advisor believes are well positioned to be in business over the long term, have a high likelihood of generating sufficient returns on capital, and are capitalized conservatively so that the company should remain solvent during, and be able to overcome, any near to medium term recessions or market headwinds.

Accordingly, the following replaces the second paragraph:

“The Advisor adheres to a bottom-up due diligence and a fundamental valuation process in which each prospective investment is analyzed from an operating quality perspective, a financial quality perspective and a valuation perspective. The Advisor considers a company with high operating quality to have an understandable business model, a solid competitive position, long term staying power, sufficient returns on capital, a management team that allocates capital appropriately, and competitive dynamics that can be reasonably forecasted and will not be significantly impacted by technological developments or foreign competition.  The Advisor considers a company with high financial quality to have understandable financial statements, appropriate accounting judgment, a conservative balance sheet, an appropriate capital structure for the cyclicality and profit profile of the business, a sustainable debt maturity schedule, and understandable cash flow dynamics.  The Advisor’s fundamental valuation process considers the long term cash flows a company generates and the manners in which the company may distribute those cash flows.  In seeking to generate “quality returns,” the Fund will attempt to limit its investments to those with reasonable and sustainable returns over full market cycles -- i.e., returns from companies that the Advisor believes are well positioned to be in business over the long term, have a high likelihood of generating sufficient returns on capital, and are capitalized conservatively so that the company should remain solvent during, and be able to overcome, any near to medium term recessions or market headwinds.”

6.
The fifth sentence in the fourth paragraph states “New investments are expected to be initiated in the 3-5% of net asset range.” Please clarify this sentence to indicate that the Fund will invest 3-5% of the Fund’s net assets in a new investment.

Response:  The Registrant has revised the sentence as follows:

“The Fund will generally invest 3-5% of its net assets in any new investment. ~~New investments are expected to be initiated in the 3-5% of the net asset range.~~”

7.
In the “Principal Investment Strategies” section, there is no mention of investments in other investment companies however, there is a line item in the Fees and Expenses Table for Acquired Fund Fees and Expenses.  Confirm whether the Fund will invest in other investment companies and if so, add appropriate disclosure.

Response:  The Registrant confirms that the Fund will invest in other investment companies.  Accordingly, the following disclosure has been added to the “Principal Investment Strategies” section:

“The Fund may invest in shares of other registered investment companies and exchange-traded funds (“ETFs”) that invest substantially all of their assets in equity securities of companies located outside of the U.S.”

In addition, the following risk factor has been added:

“ETF risk.  Investing in an ETF will provide the Fund with exposure to the securities comprising the index on which the ETF is based and will expose the Fund to risks similar to those of investing directly in those securities. Shares of ETFs typically trade on securities exchanges and may at times trade at a premium or discount to their net asset values.  In addition, an ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of securities held.  Investing in ETFs, which are investment companies, may involve duplication of advisory fees and certain other expenses.  The Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs.”

Principal Risks of Investing

8.
Although “Preferred Stock Risk” is included in the “Principal Risks of Investing” section there is no mention of this under “Principal Investment Strategies.”  If investing in preferred stocks is part of the Fund’s principal investment strategy, please include information in that section or if not, delete this risk from the “Principal Risks of Investing” section.

Response:  The Registrant confirms that the Fund will invest in preferred stock and has added the following sentence to the second paragraph under “Principal Investment Strategies:”

“The Fund will invest primarily in equity securities including common stock, preferred stock, American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”) and Global Depository Receipts (“GDRs).  ADRs are receipts that represent interests in foreign securities held on deposit by U.S. banks.  EDRs and GDRs are similar to ADRs, except that they may be traded in international trading markets.”

9.	Please explain why “Risk of increase in expenses” is an appropriate risk factor for this Fund.

Response:  The Registrant believes the “Risk of increase in expenses” is an appropriate risk for the Fund.  As noted in the risk disclosure, expense ratios may increase for a number of reasons, including (i) if the Advisor changes or discontinues its expense limitation arrangement, which currently has a contractual term of one year from the commencement of Fund operations, or (ii) if the Fund’s net assets decrease, which may occur during periods of market volatility.  The Registrant notes that it has recently incorporated and will continue to incorporate this risk disclosure into post-effective amendments for new and existing series of the Registrant, as applicable.

Portfolio Managers

10.	Item 5 of Form N-1A requires the name, title and length of services for the portfolio managers in the Summary Section. Please move the third sentence to Item 10 of the Prospectus.

Response:  The Registrant has removed the sentence as requested.  The same disclosure is already included under “Portfolio Managers” on page 11 of the Prospectus.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Investment Objective and Principal Investment Strategies

11.	Apply all applicable comments from the summary section for each Fund to Item 9 of Form N-1A.

Response:  The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

12.
The bullet points define “permanent impairment,” “absolute return,” “cost of capital, “relative return” and “full market cycle.” Similar to the comments regarding the Fund’s investment objective, consider whether the disclosure can be simplified so that definitions are not necessary.

Response:  As noted in response to #1, the Advisor believes these terms are both appropriate and accurate with respect to the Fund’s objective and strategies.  To assist investor understanding, the definitions of “permanent impairment,” “cost of capital” and “full market cycle” have been included in both the “More About the Fund’s Investment Objectives, Principal Investment Strategies and Risks” section and under “Principal Investment Strategies” in the Summary Section.   As noted in response #2, the terms “absolute” and “relative” have been removed from the objective.

13.
The discussions regarding protecting capital from permanent impairment and generating absolute return on page 7 of the Prospectus seem to conflict with each other and it is not clear how the objectives work together.  Please clarify the disclosure in light of the comments given with respect to the Fund’s investment objective.

Response:  As noted in response to #1 above, the Fund’s Advisor believes that the various components of the Fund’s objective work together appropriately. The Advisor’s investment process is intended to identify and select securities that will achieve each of the three components.  In particular, the Advisor seeks to develop a portfolio of securities of companies that will protect the Fund’s capital from real “permanent impairment” (as explained in response #1 above), that will generate a return over the long-term in excess of the Fund’s “cost of capital” (i.e., the return on other available investments with equal investment risks, as explained in response #2 above), and that will also generate a return greater than the return of the Fund’s benchmark.  While it is possible the Fund may not achieve all three components of the objective at any one time, the Advisor believes the components do not conflict with one another and that they can all be achieved over the long run (i.e.,  a full market cycle).

14.
The first sentence of the fourth paragraph on page 7 of the Prospectus states “The Fund’s maximum individual security position is 10% at purchase and 15% at market as a percentage of the Fund’s net asset value, although these maximum levels are rarely expected to be reached.”  Please clarify if the maximum security position is 10% of the Fund’s assets.  Further, please clarify what 15% at market means.

Response: The Registrant has revised the sentence as follows:

“The Fund’s maximum individual security position is 10% of the Fund’s net assets at the time of purchase ~~and 15% at market as a percentage of the Fund’s net asset value~~, although ~~these~~ this maximum level~~s are~~ is rarely expected to be reached.”

15.
The third sentence of the fourth paragraph on page 7 of the Prospectus states “The Fund’s maximum industry size at market is 25%.”  Please clarify what “at market” means and consider clarifying the sentence to state that the Fund may invest up to 25% in any one industry.

Response: The Registrant has revised the sentence as follows:

“The Fund~~’s maximum industry size at market is~~ may invest up to 25% of its total assets in any one industry.”

16.
Item 9 (b)(1), Instruction 6 of Form N-1A states to disclose, if applicable, that the  Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions.  This defensive disclosure is typically included for all funds.  Confirm whether this should also be included for the Fund.

Response:  The Registrant has added the following disclosure:

“When adverse market, economic, political or other conditions dictate a more defensive investment strategy, the Fund may, on a temporary basis, hold cash or invest a portion or all of its assets in money market  instruments  including obligations of the U.S. government, its agencies or instrumentalities, obligations of foreign sovereignties, or other high-quality debt securities, including prime commercial paper, repurchase agreements and bank  obligations,  such as bankers’ acceptances and certificates of deposit. Under normal market conditions, the potential for capital appreciation on these securities will tend to be lower than the potential for capital appreciation on other securities that may be owned by the Fund.  In taking such a temporary short term defensive position, the Fund’s investment returns may be lower in the shorter term than would be expected under normal market conditions.”

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

17.
Although “Foreign Currency Transactions” is included under “Investment Strategies, Policies and Risks” there is no mention of this under “Principal Investment Strategies” in the Fund’s Prospectus.  If investing in foreign currency transactions is part of the Fund’s principal investment strategy, please include information in the “Principal Investment Strategies” section of the Prospectus or if not, move “Foreign Currency Transactions” under “Other Investment Strategies, Policies and Risks” in the SAI.

Response:  The Registrant confirms that foreign currency transactions are not part of the Fund’s principal investment strategies and the disclosure has been moved under the “Other Investment Strategies, Policies and Risks” section of the SAI.

18.
Under “Investment Restrictions” it states the Fund may not “invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry or group of industries (other than securities issued by the U.S. Government, its agencies or instrumentalities.”  Please confirm whether “taken at market value” should be included in this description and if so, please explain what this means.

Response:  The phrase “taken at market value” has been deleted from the description.

19.
The last sentence of the second paragraph under “Fund Expenses” states “This agreement is effective until [    ], 2018, and it may be terminated before that date only by the Board of Trustees.”  Footnote 2 to the Fees and Expenses Table indicated it would be effective until 2017.  Please change the date so that they are consistent (i.e., either 2017 or 2018).

Response:  The Registrant confirms the expense limitation agreement will continue through March 31, 2018.  Accordingly, the last sentence of the second paragraph under “Fund Expenses” in the SAI has been revised as follows:

“This agreement is effective until March 31, 2018 and it may be terminated before that date only by the Board of Trustees.”

In addition, Footnote 2 to the Fees and Expenses Table in the Prospectus has been revised to indicate that it is effective until March 31, 2018 as well as the last sentence in the second paragraph under "Fund Expenses" on Page 13 of the Prospectus.

PART C

20.
Item 28(i) provides that the Opinion and Consent of Legal Counsel is incorporated by reference to a previous filing.  Please confirm that an Opinion and Consent of Legal Counsel on behalf of the Fund will be filed with the Registration Statement.

Response:  The Registrant confirms that it will file an Opinion and Consent of Counsel as an exhibit to the Registration Statement.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary